UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)

                        XM Satellite Radio Holdings Inc.

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                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share

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                         (Title of Class of Securities)

                                  983759-10-1

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                                 (CUSIP Number)

                            John D. Hardy, Jr., Esq.
                              O'Melveny & Myers LLP
                              400 South Hope Street
                          Los Angeles, California 90071
                                 (213) 430-6000

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 2004

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             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               Page 1 of 9 Pages

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CUSIP NO. 983759-10-1             Schedule 13D                Page 2 of 9 Pages


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1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    American Honda Motor Co., Inc. ("American Honda")


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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a) [ ]
                                                            (b) [X]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS

    WC

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)
                                                     Item 2(d)  [__]
                                                     Item 2(e)  [__]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    California

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               7   SOLE VOTING POWER

                   24,968,492
NUMBER OF

SHARES         ----------------------------------------------------------------
               8   SHARED VOTING POWER
BENEFICIALLY
                   0
OWNED BY
               ----------------------------------------------------------------
EACH           9   SOLE DISPOSITIVE POWER

REPORTING          24,968,492

PERSON         ----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
WITH
                   0

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CUSIP NO. 983759-10-1             Schedule 13D                Page 3 of 9 Pages


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     24,968,492

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [ X ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.5%

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14   TYPE OF REPORTING PERSON

     CO

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CUSIP NO. 983759-10-1             Schedule 13D                Page 4 of 9 Pages


     This Amendment No. 7 to Schedule 13D amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Class A Common Stock of the Issuer filed by American Honda with the Securities and Exchange Commission on August 22, 2000, as amended on April 9, 2001, February 15, 2002, June 25, 2002, April 28, 2003, September 10, 2003 and April 9, 2004 (as so amended, the "Initial Schedule 13D"). Capitalized terms used in this Amendment No. 7 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D.

     This Amendment No. 7 is being made to reflect that, as of March 31, 2004, Hughes Electronic Corporation made a public offering of certain shares of the Issuer's Class A Common Stock. Except as otherwise set forth herein, this Amendment No. 7 does not modify any of the information previously reported by American Honda in the Initial Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

     Item 2 is hereby amended and restated in its entirety as follows:

     The statement on Schedule 13D is being filed by American Honda Motor
Co., Inc. ("American Honda"), with principal executive offices at 1919 Torrance Boulevard, Torrance, California 90501-2746. American Honda is in the business of distributing automobiles, motorcycles and power equipment products.

     Honda Motor Co., Ltd., a Japanese corporation ("Honda Motor"), is the sole shareholder of American Honda and has principal executive offices at 1-1, Minami Aoyama 2 chome, Minato-Ku, Tokyo, Japan. Honda Motor is in the business of manufacturing automobiles, motorcycles and power equipment products.

     Following is a list of the identity, citizenship, position and principal occupation of each executive officer and director of Honda Motor and American Honda, as of a recent practicable date.

                                  Honda Motor

Executive Officer/Director (Citizenship)   Position/Principal Occupation
----------------------------------------   -----------------------------

Yoshihide Munekuni (Japan citizen)         Chairman and Representative
                                           Director

Takeo Fukui (Japan citizen)                President and CEO

Koichi Amemiya (Japan citizen)             EVP & Representative Director
                                           President of Honda North America,
                                           Inc.

Michiyoshi Hagino (Japan citizen)          Senior Managing & Representative
                                           Director

Minoru Harada (Japan citizen)              Senior Managing & Representative
                                           Director
                                           COO, Europe, Motorcycle Operations

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CUSIP NO. 983759-10-1             Schedule 13D                Page 5 of 9 Pages


Motoatsu Shiraishi (Japan citizen)         Senior Managing & Representative
                                           Director
                                           COO, Production Operations

Satoshi Aoki (Japan citizen)               Senior Managing & Representative
                                           Director
                                           Chief Financial Officer
                                           COO, Business Management Operations

Hiroshi Okubo (Japan citizen)              Senior Managing & Representative
                                           Director

                                 American Honda

Executive Officer/Director (Citizenship)   Position/Principal Occupation
----------------------------------------   -----------------------------

Koichi Amemiya (Japan Citizen)             Director
                                           President of Honda North America,
                                           Inc.

Koichi Kondo (Japan Citizen)               Director
                                           President & CEO

Koki Hirashima (Japan Citizen)             Director
                                           President of Honda of America
                                           Manufacturing, Inc.

Richard E. Colliver (US Citizen)           Director
                                           EVP - Honda Sales and Acura

Thomas G. Elliott (US Citizen)             Director
                                           EVP - Auto Operations

Chester L. Hale (US Citizen)               Director
                                           EVP - Product Regulatory Office

Hideo Takemura (Japan Citizen)             Director
                                           EVP - Auto Parts & Service/
                                           Technical Operations

Shinichi Sakamoto (Japan Citizen)          VP - Finance and Treasurer

Hiroshi Matsumoto (Japan Citizen)          VP - Human Resources & Administration
                                           and Secretary

     Neither American Honda, Honda Motor, nor, to the best knowledge of each of them, any of their respective executive officers or directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject

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CUSIP NO. 983759-10-1             Schedule 13D                Page 6 of 9 Pages

to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended and restated in its entirety as follows:

     By virtue of the Director Designation Agreement described in the response to Item 6, which currently contains certain voting agreements formerly contained in the Amended and Restated Shareholders Agreement (as currently amended as the Third Amended and Restated Shareholders and Noteholders Agreement described in the response to Item 6), American Honda may be deemed to be a part of a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934
(the "Exchange Act")) that is comprised of the following entities: (1) Clear Channel Investments, Inc. ("Clear Channel"); (2) Madison Dearborn Capital Partners III, L.P. ("M-D Capital Partners"), Madison Dearborn Special Equity III, L.P. ("M-D Special Equity"), and Special Advisors Fund I, L.L.C. ("Special Advisors," and, together with M-D Capital Partners and M-D Special Equity, "Madison Dearborn"); and (3) American Honda. On March 31, 2004, Hughes Electronic Corporation ("Hughes"), formerly a party to the Director Designation Agreement, sold 9,014,843 shares of Class A Common Stock in a public offering. As a result, Hughes is no longer a party to the Director Designation Agreement. American Honda expressly disclaims beneficial ownership of the shares of Class A Common Stock held by the other members of the group, and the filing of this statement on Schedule 13D by American Honda is not an admission by American Honda that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Class A Common Stock held by the other members of the group.

     Based solely upon information provided to American Honda by the Issuer
(the "Available Data"), American Honda believes that, as of March 31, 2004,
(a) the members of the group beneficially owned the number of shares of Class A Common Stock set forth in the table below, constituting in each case that percentage of the Class A Common Stock outstanding on such date set forth in the table, (b) the Series C Preferred Stock was convertible into Class A Common Stock at the conversion price of $8.87 per share, (c) the 10% Convertible Notes were convertible into Class A Common Stock at the conversion price of $3.18 per share and (d) there were 191,784,062 shares of Class A Common Stock outstanding. The Issuer's Series A Convertible Preferred Stock, par value $.01 per share
(the "Series A Convertible Preferred Stock"), is convertible into Class A
Common Stock on a one-for-one basis.

   Name of Beneficial Owner        Number of Shares          Percentage
   ------------------------        ----------------          ----------

   Clear Channel                       8,329,877                 4.3%
   Madison Dearborn                    4,288,604                 2.2%
   American Honda                     24,968,492                11.5%

     American Honda holds of record 50,000 shares of Series C Preferred Stock, which as of March 31, 2004 were convertible into 7,331,831 shares of Class A Common Stock. American Honda holds of record $50,000,000 in initial value of

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CUSIP NO. 983759-10-1             Schedule 13D                Page 7 of 9 Pages


10% Convertible Notes, which as of March 31, 2004 were convertible into 17,636,661 shares of Class A Common Stock. American Honda has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of, the Class A Common Stock to which this statement on Schedule 13D relates.

     Based solely upon the information set forth in the Issuer's Registration Statement on Form S-1, No. 333-39176, filed with the Securities and Exchange Commission on June 13, 2000 (the "Registration Statement"), and on the Available Data, American Honda believes that: (1) on October 8, 1999, Clear Channel acquired from the Issuer in a private placement 8,089,877 shares of Class A Common Stock upon conversion of $75,000,000 principal amount (plus accrued interest) of a convertible subordinated note previously issued to Clear Channel by the Issuer, at a conversion price of approximately $9.52 per share, and
(2) on October 8, 1999, Clear Channel acquired 240,000 shares of the Class A Common Stock in the Issuer's initial public offering (the "Offering"), at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock. Based solely on information provided by the Issuer, American Honda believes that Clear Channel has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the shares of Class A Common Stock it beneficially owns. Based solely on public filings made by Clear Channel with the Securities and Exchange Commission, American Honda believes that Clear Channel has entered into an equity derivatives contract for the purpose of hedging and/or monetizing its investment in the Class A Common Stock.

     Based solely upon the information set forth in the Registration Statement and on the Available Data, American Honda believes that: (1) on October 8, 1999, M-D Capital Partners acquired from the Issuer in a private placement 2,622,200 shares of Class A Common Stock upon conversion of $24,310,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to M-D Capital Partners by the Issuer, at a conversion price of approximately $9.52 per share, (2) on October 8, 1999, M-D Capital Partners acquired 80,000 shares of the Class A Common Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock, and (3) on August 8, 2000, M-D Capital Partners acquired 48,914 shares of the Series C Preferred Stock at a purchase price of $1,000 per share.

     Based solely upon the information set forth in the Registration Statement and on the Available Data, American Honda believes that: (1) on October 8, 1999, M-D Special Equity acquired from the Issuer in a private placement 58,247 shares of Class A Common Stock upon conversion of $540,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to M-D Special Equity by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on August 8, 2000, M-D Special Equity acquired 1,086 shares of the Series C Preferred Stock at a purchase price of $1,000 per share.

     Based solely upon the information set forth in the Registration Statement and on the Available Data, American Honda believes that on October 8, 1999, Special Advisors acquired from the Issuer in a private placement 16,179 shares of Class A Common Stock upon conversion of $150,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to Special Advisors by the Issuer, at a conversion price of approximately $9.52 per share.

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CUSIP NO. 983759-10-1             Schedule 13D                Page 8 of 9 Pages


Based solely on information contained in Madison Dearborn's Schedule 13D, as amended, American Honda believes that dispositive and voting powers of the securities beneficially owned by Madison Dearborn Partners III, L.P., which is the sole general partner of M-D Capital Partners, M-D Special Equity and Special Advisors, are shared by Madison Dearborn Partners, LLC and an advisory committee of limited partners thereof.

     American Honda does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock described herein.

     Except for transactions reported to the Securities and Exchange Commission on Schedule 13D, on statements under Section 16 of the Exchange Act or otherwise, neither American Honda, Honda Motor, nor, to the knowledge of American Honda, any of the beneficial owners listed above (the "Reporting Persons") has engaged in any other transactions in the Class A Common Stock within the past 60 days or beneficially owns any shares of the Issuer's capital stock.

     Except for transactions reported to the Securities and Exchange Commission on Schedule 13D, on statements under Section 16 of the Exchange Act or otherwise, to the best knowledge of American Honda, none of the executive officers or directors of American Honda, Honda Motor or any of the Reporting Persons has effected any transactions in the Class A Common Stock within the past 60 days or beneficially owns any shares of the Issuer's capital stock.


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CUSIP NO. 983759-10-1             Schedule 13D                Page 9 of 9 Pages


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 17, 2004

                                         AMERICAN HONDA MOTOR CO., INC.


                                         By:    /s/ Shinichi Sakamoto
                                            -----------------------------------
                                               Shinichi Sakamoto
                                               Treasurer